UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# SCHEDULE 13D
**Under the Securities Exchange Act of 1934**
**(Amendment No. 10)\***

# Modsys International. Ltd.

(formerly BluePhoenix Solutions, Ltd.)

(Name of Issuer)

Ordinary Shares, par value NIS 0.04 per share

(Title of Class of Securities)

## M70378100

(CUSIP Number)

**Alexander B. Washburn**
**c/o Columbia Pacific Advisors, LLC**
**1910 Fairview Avenue East, Suite 200**
**Seattle, Washington 98102-3620**
**(206) 728-9063**

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2015

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☒.

**Note**: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

\* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

| | | | |
|---|---|---|---|
| **1** | NAMES OF REPORTING PERSONS. <br><br> Columbia Pacific Opportunity Fund, L.P. [1] | | |
| **2** | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP <br> (a)  ☐ <br> (b)  ☒ | | |
| **3** | SEC USE ONLY | | |
| **4** | SOURCE OF FUNDS <br><br> WC | | |
| **5** | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) | | |
| **6** | CITIZENSHIP OR PLACE OF ORGANIZATION <br><br> Washington | | |
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | **7** | SOLE VOTING POWER <br><br> 4,872,386 [2] | |
| | **8** | SHARED VOTING POWER <br><br> 0 | |
| | **9** | SOLE DISPOSITIVE POWER <br><br> 4,872,386 [2] | |
| | **10** | SHARED DISPOSITIVE POWER <br><br> 0 | |
| **11** | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON <br><br> 4,872,386 | | |
| **12** | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ | | |
| **13** | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <br> 27.28% [3] | | |
| **14** | TYPE OF REPORTING PERSON <br> PN | | |

[1] The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

[2] Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 4,872,386 Ordinary Shares owned by Columbia Pacific Opportunity Fund, L.P.

[3] Based on 17,864,560 Ordinary Shares outstanding as of March 20, 2015 as reported on the Company's Form 10-K for the period ended December 31, 2014, filed on March 31, 2015.

| | | | |
|---|---|---|---|
| **1** | NAMES OF REPORTING PERSONS.<br><br>Columbia Pacific Advisors, LLC [1] | | |
| **2** | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<br>(a)  ☐<br>(b)  ☒ | | |
| **3** | SEC USE ONLY | | |
| **4** | SOURCE OF FUNDS<br><br>  AF | | |
| **5** | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) | | |
| **6** | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>  Washington | | |
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | **7** | SOLE VOTING POWER<br><br>  4,910,326 [2] | |
| | **8** | SHARED VOTING POWER<br><br>  0 | |
| | **9** | SOLE DISPOSITIVE POWER<br><br>  4,910,326 [2] | |
| | **10** | SHARED DISPOSITIVE POWER<br><br>  0 | |
| **11** | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>  4,910,326 | | |
| **12** | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ | | |
| **13** | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br>27.49% [3] | | |
| **14** | TYPE OF REPORTING PERSON<br>  IA | | |

[1] The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

[2] Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 4,910,326 Ordinary Shares to which this Schedule 13D relates.

[3] Based on 17,864,560 Ordinary Shares outstanding as of March 20, 2015 as reported on the Company's Form 10-K for the period ended December 31, 2014, filed on March 31, 2015.

| 1 | NAMES OF REPORTING PERSONS. <br><br> Alexander B. Washburn [1] | | |
|---|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP <br> (a) ☐ <br> (b) ☒ | | |
| 3 | SEC USE ONLY | | |
| 4 | SOURCE OF FUNDS <br><br> AF | | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) | | |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION <br><br> United States of America | | |
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER <br><br> 4,910,326 [2] | |
| | 8 | SHARED VOTING POWER <br><br> 0 | |
| | 9 | SOLE DISPOSITIVE POWER <br><br> 4,910,326 [2] | |
| | 10 | SHARED DISPOSITIVE POWER <br><br> 0 | |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON <br><br> 4,910,326 | | |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ | | |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <br> 27.49% [3] | | |
| 14 | TYPE OF REPORTING PERSON <br> IN | | |

[1] The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

[2] Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 4,910,326 Ordinary Shares to which this Schedule 13D relates.

[3] Based on 17,864,560 Ordinary Shares outstanding as of March 20, 2015 as reported on the Company's Form 10-K for the period ended December 31, 2014, filed on March 31, 2015.

| | | | |
|---|---|---|---|
| **1** | NAMES OF REPORTING PERSONS.<br><br>Daniel R. Baty [1] | | |
| **2** | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<br>(a)  ☐<br>(b)  ☒ | | |
| **3** | SEC USE ONLY | | |
| **4** | SOURCE OF FUNDS<br><br>  AF | | |
| **5** | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) | | |
| **6** | CITIZENSHIP OR PLACE OF ORGANIZATION<br><br>  United States of America | | |
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | **7** | SOLE VOTING POWER<br><br>  4,910,326  [2] | |
| | **8** | SHARED VOTING POWER<br><br>  0 | |
| | **9** | SOLE DISPOSITIVE POWER<br><br>  4,910,326  [2] | |
| | **10** | SHARED DISPOSITIVE POWER<br><br>  0 | |
| **11** | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<br><br>  4,910,326 | | |
| **12** | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐ | | |
| **13** | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)<br>27.49%  [3] | | |
| **14** | TYPE OF REPORTING PERSON<br>  IN | | |

[1] The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

[2] Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 4,910,326 Ordinary Shares to which this Schedule 13D relates.

[3] Based on 17,864,560 Ordinary Shares outstanding as of March 20, 2015 as reported on the Company's Form 10-K for the period ended December 31, 2014, filed on March 31, 2015.

| | | | |
|---|---|---|---|
| **1** | NAMES OF REPORTING PERSONS. Stanley L. Baty | | |
| **2** | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ | | |
| **3** | SEC USE ONLY | | |
| **4** | SOURCE OF FUNDS AF | | |
| **5** | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) | | |
| **6** | CITIZENSHIP OR PLACE OF ORGANIZATION United States of America | | |
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | **7** | SOLE VOTING POWER 4,910,326 [1] | |
| | **8** | SHARED VOTING POWER 0 | |
| | **9** | SOLE DISPOSITIVE POWER 4,910,326 [1] | |
| | **10** | SHARED DISPOSITIVE POWER 0 | |
| **11** | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,910,326 | | |
| **12** | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ | | |
| **13** | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.49% [2] | | |
| **14** | TYPE OF REPORTING PERSON IN | | |

[1] The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

[2] Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 4,910,326 Ordinary Shares to which this Schedule 13D relates.

[3] Based on 17,864,560 Ordinary Shares outstanding as of March 20, 2015 as reported on the Company's Form 10-K for the period ended December 31, 2014, filed on March 31, 2015.

| 1 | NAMES OF REPORTING PERSONS. <br><br> Columbia Pacific Partners Fund, Ltd. [1] | | |
|---|---|---|---|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP <br> (a)  ☐ <br> (b)  ☒ | | |
| 3 | SEC USE ONLY | | |
| 4 | SOURCE OF FUNDS <br><br>  WC | | |
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) | | |
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION <br><br> Cayman Islands | | |
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | SOLE VOTING POWER <br><br> 37,940 [2] | |
| | 8 | SHARED VOTING POWER <br><br> 0 | |
| | 9 | SOLE DISPOSITIVE POWER <br><br> 37,940 [2] | |
| | 10 | SHARED DISPOSITIVE POWER <br><br> 0 | |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON <br><br>  37,940 | | |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ | | |
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <br> 0.21% [3] | | |
| 14 | TYPE OF REPORTING PERSON <br> PN | | |

[1] The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

[2] Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 37,940 Ordinary Shares owned by Columbia Pacific Partners Fund, Ltd.

[3] Based on 17,864,560 Ordinary Shares outstanding as of March 20, 2015 as reported on the Company's Form 10-K for the period ended December 31, 2014, filed on March 31, 2015.

**EXPLANATORY NOTE**

This Amendment No. 10 amends and supplements the Schedule 13D filed under the previous company name of BluePhoenix Solutions, Ltd. which was filed jointly by Columbia Pacific Opportunity Fund, L.P., a Washington limited partnership (the "Opportunity Fund"); Columbia Pacific Partners Fund, Ltd., a Cayman Islands limited corporation (the "Partners Fund" and, together with the Opportunity Fund, the "Funds"); Columbia Pacific Advisors LLC, a Washington limited liability company (the "Adviser"); Alexander B. Washburn, a U.S. citizen; Daniel R. Baty, a U.S. citizen and Stanley L. Baty, a U.S. citizen (each a "Reporting Person" and collectively the "Reporting Persons") with the Securities and Exchange Commission on May 7, 2012; as amended on June 20, 2012, July 9, 2012, September 13, 2012, October 29, 2012, November 20, 2012, December 21, 2012, April 15, 2013 (April 15 is the first filing the Partners Fund became part of the Reporting Persons), June 26, 2013 and December 17, 2014 with respect to the Ordinary Shares, par value NIS 0.04 per share (the "Shares"), of Modsys International, Ltd., an Israel corporation (the "Company").

Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a "group" for any purpose and the Reporting Persons expressly disclaim membership in a group.

**Item 1.        Security and Issuer**

The response set forth in Item 1 is hereby amended and supplemented to read as follows:

(a) Name of Issuer:
   Modsys International, Ltd.
(b) Address of Issuer's Principal Executive Offices:
   Two Union Square, Suite 4616, Seattle, Washington 98101.

**Item 5.        Interest in Securities of the Company**

The response set forth in Item 5(a) is hereby replaced in its entirety by the following:

(a)  The Reporting Persons may be deemed to beneficially own an aggregate of 4,910,326 Shares, which constitutes 27.49% of the 17,864,560 Shares outstanding as of March 20, 2015, as reported on the Company's Form 10-K for the period ended December 31, 2014, filed on March 31, 2015.

The response set forth in Item 5(c) is hereby amended and supplemented as follows:

(c) The trading dates, number of shares purchased and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons on behalf of the Opportunity Fund were all effected in unsolicited broker transactions in the open-market as set forth in Schedule A.

**SIGNATURES**

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 2, 2015                 COLUMBIA PACIFIC OPPORTUNITY FUND, L.P.
                                      By:     Columbia Pacific Advisors, LLC
                                              General Partner


                                              */s/ Alexander B. Washburn*
                                      Name:   Alexander B. Washburn
                                      Title:  Managing Member


                                       COLUMBIA PACIFIC ADVISORS, LLC

                                      By:     */s/ Alexander B. Washburn*
                                      Name:   Alexander B. Washburn
                                      Title:  Managing Member


                                              */s/ Alexander B. Washburn*
                                      ALEXANDER B. WASHBURN

                                              */s/ Daniel R. Baty*
                                      DANIEL R. BATY   (1)


                                              */s/ Stanley L. Baty*
                                      STANLEY L. BATY   (1)


                                      COLUMBIA PACIFIC PARTNERS FUND, Ltd.
                                      By:     Columbia Pacific Advisors, LLC
                                              Investment Manager

                                              */s/ Alexander B. Washburn*
                                      Name:   Alexander B. Washburn
                                      Title:  Managing Member

## SCHEDULE A

**OPEN MARKET TRANSACTIONS IN THE SHARES BY THE FUNDS IN THE PAST 60 DAYS**

| Date | Fund | Transaction | Shares | Price |
|---|---|---|---|---|
| 2/04/2015 | Opportunity Fund | BUY | 300 | 3.10 |
| 2/06/2015 | Opportunity Fund | BUY | 400 | 2.99 |
| 2/09/2015 | Opportunity Fund | BUY | 700 | 2.99 |
| 2/10/2015 | Opportunity Fund | BUY | 212 | 2.95 |
| 2/12/2015 | Opportunity Fund | BUY | 100 | 2.95 |
| 2/17/2015 | Opportunity Fund | BUY | 200 | 2.95 |
| 2/18/2015 | Opportunity Fund | BUY | 1,833 | 2.9155 |
| 2/19/2015 | Opportunity Fund | BUY | 1,100 | 2.8209 |
| 2/20/2015 | Opportunity Fund | BUY | 1,500 | 2.65 |
| 2/23/2015 | Opportunity Fund | BUY | 4,350 | 2.6448 |
| 2/24/2015 | Opportunity Fund | BUY | 2,400 | 2.7363 |
| 2/25/2015 | Opportunity Fund | BUY | 300 | 2.70 |
| 3/02/2015 | Opportunity Fund | BUY | 5,814 | 2.7195 |
| 3/06/2015 | Opportunity Fund | BUY | 700 | 2.30 |
| 3/10/2015 | Opportunity Fund | BUY | 10,700 | 2.2186 |
| 3/17/2015 | Opportunity Fund | BUY | 1,300 | 2.25 |
| 3/18/2015 | Opportunity Fund | BUY | 1,500 | 2.2333 |
| 3/19/2015 | Opportunity Fund | BUY | 6,750 | 2.1999 |
| 3/20/2015 | Opportunity Fund | BUY | 1,200 | 2.1917 |
| 3/23/2015 | Opportunity Fund | BUY | 500 | 2.10 |
| 3/24/2015 | Opportunity Fund | BUY | 2,400 | 2.26 |
| 3/25/2015 | Opportunity Fund | BUY | 63,900 | 2.4078 |
| 3/26/2015 | Opportunity Fund | BUY | 4,898 | 2.6667 |
| 3/27/2015 | Opportunity Fund | BUY | 2,515 | 2.8147 |
| 3/30/2015 | Opportunity Fund | BUY | 5,214 | 2.8789 |
| 3/31/2015 | Opportunity Fund | BUY | 200 | 2.85 |